D&G|DAVIS & GILBERT LLP
    ATTORNEYS AT LAW
                             1740 Broadway         T:212.468.4800  www.dglaw.com
                             New York, NY 10019    F:212.468.4888
[GRAPHIC OMITTED]



                                                       Direct Dial: 212.468.4944
                                                      Personal Fax: 212.974.6969
                                                        Email: rnorton@dglaw.com

December 9, 2009


By Email

Cecelia Blye, Esq., Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

         Re:    WPP plc
                Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 12, 2009
                File No. 0-16350

Dear Ms. Blye:

     On behalf of WPP plc (the "Company"), this letter responds to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in a letter dated November 30, 2009 (the "Comment Letter") pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission's comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

     1. We note your response to our prior comments. We note that according to your website, your Mindshare and Intermarkets divisions have offices in Damascus, Syria and according to a job posting on gulftalent.com, your Y&R subsidiary has an office in Iran. You did not discuss these contacts in your November 13, 2009 letter. Please discuss these offices, including the services provided in these offices and the amount of associated revenues for each of the last three fiscal years.

     Notwithstanding the reference on the Company's website, Mindshare does not have an office in Damascus. The Damascus "office" referenced on the website is actually just a desk in Mindshare's Lebanon office. Mindshare is part of the Company's GroupM division. As noted in our letter of November 13, 2009, under the caption "GroupM", the Company has a minority interest in MEC (Mediaedge:cia) FZ LLC ("MEC"), and MEC uses an unaffiliated entity in Damascus called Intermarkets Advertising LLC ("Intermarkets

DAVIS & GILBERT LLP

Cecelia Blye, Esq.
Securities and Exchange Commission
December 9, 2009
Page 2


Syria") to book media space in Syria. The services and revenues associated with this work are described in our prior letter.

     The reference on the Company's website to an Intermarkets office in Damascus refers to an office of Intermarkets Syria, which as noted above is not affiliated with the Company. In 2008 the Company acquired part of an agency called Intermarkets that had a number of offices in the Middle East, including offices in Dubai, Bahrain, Saudi Arabia and Damascus. The Company did not acquire the Damascus office as part of the transaction and in fact asked the Damascus office to remove the word "Intermarkets" from its name. Intermarkets Syria has not yet complied with that request. The Company intends to remove the reference to Intermarkets Syria's Damascus office from the Company's website.

     The Y&R office in Iran was shut down in March 2008.

     2. We note the representation in your November 13, 2009 letter that Hill & Knowlton Belgium, an affiliate, provided services to the United Kingdom subsidiary of Melli Bank. As you may know, Bank Melli, its branches and certain subsidiaries have been designated by the U.S. Department of Treasury for proliferation activities, including the provision of banking services to entities involved in Iran's nuclear and ballistic missile programs and the facilitation of purchases of sensitive materials for Iran's nuclear and missile programs. Please expand your materiality discussion to address specifically the potential reputational impact of your affiliate's provision of services to Bank Melli.

     As noted in our letter of November 13, 2009, the work done for a United Kingdom subsidiary of Melli Bank was a small project that generated approximately $12,000 of revenues for Hill & Knowlton Belgium. The Company does not believe that this insignificant project has any potential impact on the Company's reputation.

                                     * * * *

     On behalf of the Company we acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its annual reports on Form 20-F;

DAVIS & GILBERT LLP

Cecelia Blye, Esq.
Securities and Exchange Commission
December 9, 2009
Page 3

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the annual reports on Form 20-F; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Ralph W. Norton

Cc:      Paul W. G. Richardson
         Mark Povey, Esq.
         Firouzeh Bahrampour, Esq.
         Curt Myers, Esq.